BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

June 27, 2003


03024332

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 31, 2002:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date
- copy of Amended Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2002 with relevant Quarterly report on BC Form 51-901F is included with Information Circular

C. Unaudited Financial Statements and accompanying Quarterly Report

dlw 7/9

- copy of unaudited financial statements for the period ended June 30, 2002 with relevant Quarterly report on BC Form 51-901F.
- copy of unaudited financial statements for the period ended September 30, 2002 with relevant Quarterly report on BC Form 51-901F.
- copy of unaudited financial statements for the period ended March 31, 2003 with relevant Quarterly report on BC Form 51-901F.

D. Copies of news releases issued during the relevant period.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: 

GWEN WEGNER
Paralegal

Enclosures

82 - 1669

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 28, 2003
B2B Solutions Inc.	-	April 30, 2003
Ballad Ventures Ltd.	-	June 26, 2003
Buck Lake Ventures Ltd.	-	June 25, 2003
Cora Resources Ltd.	-	April 30, 2003
International Alliance Resources Inc.	-	March 28, 2003
Maximum Ventures Inc.	-	March 27, 2003
Pacific Topaz Resources Ltd.	-	May 29, 2003
Pierre EnTerprises Ltd.	-	September 30, 2003
Primo Resources International Inc.	-	December 16, 2003
Regent Ventures Ltd.	-	March 31, 2003
Strikezone Minerals Ltd.	-	April 30, 2003

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.

**BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY**

82-1669

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Buck Lake Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	118049 10 5
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 25, 2003
5	Record Date for Notice	:	May 21, 2003
6	Record Date for Voting	:	May 21, 2003
7	Beneficial Ownership Determination Date	:	May 21, 2003
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 30th day of April, 2003.

Sincerely,

BUCK LAKE VENTURES LTD.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
Director

82-1669

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

AMENDED

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Buck Lake Ventures Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	118049 10 5
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 25, 2003
5	Record Date for Notice	:	May 15, 2003
6	Record Date for Voting	:	May 15, 2003
7	Beneficial Ownership Determination Date	:	May 15, 2003
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 8th day of May, 2003.

Sincerely,

BUCK LAKE VENTURES LTD.

PER: ***"Renee Brickner"***

RENEE BRICKNER
Director

82-1669

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **BUCK LAKE VENTURES LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 25, 2003.

The undersigned, a registered Member of the Company, hereby appoints Raymond Roland, or failing him, Leeta Drinovz, both Directors of the Company, or instead of either of them ______________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Members of the Company to be held on June 25, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at six.

4. The election of the following as Directors:

(a)	RAYMOND ROLAND:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(b)	LEETA DRINOVZ:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(c)	KIRK SHAW:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(d)	DOUGLAS B. BROOKS:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(e)	DAVID DICAIRE:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(e)	RENEE BRICKNER:	FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Raymond Roland or Leeta Drinovz, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED this ______ day of ________________, 2003.

____
Signature

____
Name (Please Print)

____
Address

____

____
Number of Shares

82-1669

03 JUL -8 AM 7:21

ANNUAL RETURN CARD

SUPPLEMENTAL MAILING LIST

(National Instrument 54-101)

TO: **Buck Lake Ventures Ltd.**
(the "Company")
#501, 905 West Pender Street
Vancouver, B.C., V6C 1L6
(CUSIP No. 1184049 10 5)

In accordance with National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" ("NI 54-101"), and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter, while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to NI 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your e-mail address.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Dated: ____________________ 2003

____
Signature

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

If an e-mail address is provided and "mail" is not marked as Preferred Method of Communication, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the quarterly reports, if delivery by electronic means is allowed by applicable regulatory rules and policies.

82-1568



03 JUL -3 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	June 30, 2002	2002/08/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/08/29

BUCK LAKE VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.

CONSOLIDATED BALANCE SHEETS
June 30, 2002 and December 31, 2001
(Unaudited – Prepared by Management)

ASSETS

	June 30, 2002	December 31,2001
Current		
Cash and cash equivalents	$ 8,814	$ 8,713
Accounts receivable and advances	26,059	34,529
Marketable securities	12,000	12,000
Prepaid expense	8,835	8,835
	55,708	64,077
Capital Assets – Note 3	28,046	31,134
Resource property costs – Schedule B: Note 1	882,862	792,850
	$ 966,616	$ 888,061

LIABILITIES

	June 30, 2002	December 31,2001
Current		
Accounts payable – Note 4	$ 761,348	$ 640,925
Advances payable	5,902	5,790
	767,250	646,715

SHAREHOLDERS' EQUITY (DEFICIENCY)

	June 30, 2002	December 31,2001
Share capital – Note 2	5,502,673	5,302,438
Share subscriptions	-	65,000
Deficit	(5,303,307)	(5,126,092)
	199,366	241,346
	$ 966,616	$ 888,061

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Douglas Brooks"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	2nd QUARTER Six-month period Ended June 30	
	2002	2001
DEFICIT, BEGINNING OF THE PERIOD	**$ 5,126,092**	$ 4,632,927
NET LOSS	**177,215**	168,984
DEFICIT, END OF THE PERIOD	**$ 5,303,307**	$ 4,801,911

BUCK LAKE VENTURES LTD.

CONSOLIDATED STATEMENTS OF LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited - Prepared by Management)

	Three Months Ended June 30 2002	**Six Months Ended June 30 2002**	Three Months Ended June 30 2001	Six Months Ended June 30 2001
Administrative Expenses				
Amortization	**$ 1,788**	**$ 3,542**	$ -	$ -
Interest and bank charges	**3,483**	**13,105**	17,080	32,218
Investor relations	**-**	**-**	6,250	8,750
Filing fees	**2,789**	**6,109**	7,159	9,339
Professional fees	**46,873**	**49,373**	17,908	28,994
Office and miscellaneous	**5,735**	**16,137**	11,388	15,458
Management fees – Note 2	**7,500**	**15,000**	7,500	15,000
Rent	**10,500**	**21,000**	10,500	21,000
Shareholder communication fees	**11,000**	**20,000**	9,000	18,000
Transfer agent	**2,243**	**3,551**	426	1,336
Travel & promotion	**2,893**	**29,405**	8,209	20,719
Net loss before Other	**94,804**	**177,222**	95,420	170,814
Other				
Interest and miscellaneous income	**-**	**(7)**	(520)	(1,830)
Net loss for the period	**$ 94,804**	**$ 177,215**	$ 94,900	$ 168,984
Loss per share	**$ 0.01**	**$ 0.02**	$ 0.01	$ 0.02

BUCK LAKE VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended June 30 2002	**Six Months Ended June 30 2002**	Three Months Ended June 30 2001	Six Months Ended June 30 2001
Operating Activities				
Net loss for the period	**$ (94,804)**	**$ (177,215)**	$ (94,900)	$ (168,984)
Charges to income not affecting cash:				
Amortization	**1,788**	**3,542**	-	-
	(93,016)	**(173,673)**	(94,900)	(168,984)
Changes in non-cash working capital balances related to operations:				
Accounts receivable and advances	**3,151**	**8,470**	(13,181)	(17,674)
Prepaid expense	**-**	**-**	375	(750)
Accounts payable	**102,482**	**120,423**	(17,689)	(160,529)
	12,617	**(44,780)**	(125,395)	(347,937)
Investing Activities				
Acquisition costs	**-**	**-**	(20,000)	(20,000)
Capital assets purchase	**-**	**(464)**	(12,168)	(12,168)
Deferred exploration expenses	**(21,864)**	**(90,012)**	(100,361)	(110,476)
	(21,864)	**(90,476)**	(132,529)	(142,644)
Financing Activities				
Common shares issued	**7,500**	**200,245**	151,450	152,950
Increase in loan payable	**-**	**-**	-	50,000
Advances payable	**-**	**112**		
Share subscriptions received	**-**	**(65,000)**		
	7,500	**135,357**	151,450	202,950
Increase (Decrease) in cash during the period	**(1,747)**	**101**	(106,474)	(287,631)
Cash, beginning of the period	**10,561**	**8,713**	258,243	439,400
Cash, end of the period	**$ 8,814**	**$ 8,814**	$ 151,769	$ 151,769

BUCK LAKE VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002 and 2001
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six months ended June 30, 2002 financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2001 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2001 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, December 31, 2000	9,195,196	4,353,663
Pursuant to the property payment	16,666	6,500
Pursuant to the property termination agreement	750,000	248,626
Pursuant to the exercise of stock options at $0.15	10,000	1,500
Pursuant to the exercise of stock options at $0.21	215,000	45,150
Pursuant to the private placement at $0.25	1,400,000	350,000
Pursuant to the private placement at $0.35	857,142	299,999
Pursuant to the property payment	60,000	15,000
Less: finders fees	-	(18,000)
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Balance March 31, 2002	13,076,551	5,495,173
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Balance June 30, 2002	13,126,551	5,502,673

Note 2 Share Capital – cont'd

At June 30, 2002, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled.

(c) Commitments:

Share Purchase Warrants

At March 31, 2002, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
857,143	$0.23	October 24, 2002
600,000	$0.33	May 22, 2003
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
485,714	$0.50	February 4, 2004
3,599,999		

Share Purchase Options

The company has granted share purchase options to directors and employees of the company to purchase common shares of the company. These options are granted with an exercise price equal to the market price of the company's stock at the date of the grant. The summary of the status of the stock option plan as of June 30, 2002 and changes for the periods ending on those dates is as follows:

	#	Weighted Average Price
Options exercisable and outstanding December 31, 2001	1,314,400	$ 0.27
Exercised	(56,833)	$ 0.21
Exercised	(30,000)	$ 0.36
Expired	(566,972)	$ 0.17
Options exercisable and outstanding, June 30, 2002	660,595	$ 0.35

Note 2 Share Purchase Options – (cont'd)

At June 30, 2002 there were 660,595 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
81,714	$0.21	February 8, 2003
289,500	$0.40	July 6, 2003
289,381	$0.36	October 17, 2003
660,595		

Note 3 Capital Assets

	2002			December 31 2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 2,421	$ 6,513	$ 7,207
Furniture and fixtures	16,585	3,152	13,433	14,927
Office equipment	10,000	1,900	8,100	9,000
	$ 35,519	$ 7,473	$ 28,046	$ 31,134

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	2002	2001
Interest	$ 9,886	$ 11,432
Management fees	15,000	15,000
Shareholder communication fees	18,000	18,000
	$ 42,886	$ 44,432

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2002, accounts payable includes $117,091 (2001: $38,496) due to directors of the company or companies with directors in common.

Note 5 Subsequent Events

(a) Subsequent to June 30, 2002, the Company issued common shares in lieu of Bo Lake property payment as follow:

Type of Issue	Number of Shares	Price per Share	Total Proceeds
Property acquisition	75,000	$ 0.40	$ 30,000



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	June 30, 2002	2002/08/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/08/29

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2002

Schedule A: Financial Statements

- See consolidated financial statements attached

Schedule B: Supplementary Information

1. (a) *General and Administrative expenses*
For the current fiscal year-to-date:

- See consolidated financial statements attached

(b) Deferred exploration costs:

Buck Lake Claims	December 31, 2001	Additions	June 30 2002
Acquisition Costs			
Cash	$ 65,000	$ -	$ 65,000
Shares	9,000	-	9,000
Consulting -cash	100,000	-	100,000
Option payments received			
- cash	(17,500)	-	(17,500)
- shares	(5,500)	-	(5,500)
	151,000	-	151,000
Deferred Exploration Costs			
Assays	18,174	745	18,919
Field costs	459,921	-	459,921
Geological consulting	8,066	34,034	42,100
Line cutting	4,246	-	4,246
Mapping	47,454	-	47,454
Reporting	48,625	-	48,625
Staking	3,164	-	3,164
Option payments received	(231,125)	-	(231,125)
Option payments - shares	231,125	-	231,125
	589,650	34,779	624,429
Total Buck Lake Claims	**$ 740,650**	**$ 34,779**	**$ 775,429**
Bo Lake and BL Claims			
Acquisition Costs			
Cash	17,525	-	17,525
Shares	27,000	-	27,000
Option payment - shares	(40,000)		(40,000)
	4,525	-	4,525

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2002

Schedule B: Supplementary Information - Page 2

1. *Analysis of expenses and deferred costs - (continued)*

Deferred exploration costs:

	December 31, 2001	Additions	June 30 2002
Deferred Exploration Costs			
Assay	769	-	769
Field costs	16,831	-	16,831
Reporting	5,075	-	5,075
	22,675	-	22,675
Total Bo Lake & BL Claims	**$ 27,200**	**$ -**	**$ 27,200**
East Dog River Claims			
Acquisition Costs			
Cash	5,000	-	5,000
Shares	7,500	-	7,500
Total East Dog River Claims	**$ 12,500**	**$ -**	**$ 12,500**
Mirage Lake Claims			
Acquisition Costs			
Cash	5,000	-	5,000
Shares	7,500	-	7,500
Total Mirage Lake Claims	**$ 12,500**	**$ -**	**$ 12,500**
Wanikoo Lake Claims			
Deferred Exploration Costs			
Assays	-	5,200	5,200
Geological consulting	-	17,270	17,270
Drilling	-	32,763	32,763
Total Wanikoo lake Claims	**$ -**	**$ 55,233**	**$ 55,233**
Total Resource Prop. Costs	**$ 792,850**	**$ 90,012**	**$ 882,862**

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2002

Schedule B: Supplementary Information - Page 3

2. *Related party transactions*

Aggregate amount of expenditures made to parties not at arm's-length: $ 42,886

3. *Summary of securities issued and options granted during the quarter*

(a) The following common shares were issued during the quarter:

Date of Issue	Type	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission
May 14, 2002	Options	50,000	$0.15	$ 7,500	Cash	N/A

(b) Options granted during the quarter: Nil

4. *Summary of securities as at June 30, 2002 :*

a) Authorized share capital - 100,000,000 common shares without par value.

b) A total of 13,126,551 shares have been issued for a total of $5,502,673

c) Options, warrants and convertible securities outstanding as at June 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	81,714	$0.21	February 8, 2003
Options	289,500	$0.40	July 6, 2003
Options	289,381	$0.36	October 17, 2003
Warrants	857,143	$0.23	October 24, 2002
Warrants	600,000	$0.33	May 22, 2003
Warrants	800,000	$0.33	August 8, 2003
Warrants	857,142	$0.50	August 8, 2003
Warrants	485,714	$0.50	February 4, 2004

Schedule B: Supplementary Information - Page 4

d) As at June 30, 2002, 250,000 common shares were held in escrow by the company's transfer agent.

5. List of directors and officers as of June 30, 2002:

R. Roland	Director/President
L. Drinovz	Director/ Assistant Corporate Secretary
D. Brooks	Director
K.Shaw	Director
D. Dicaire	Director
J.Rizzuti	Corporate Secretary
A Pauwels	Vice President, Exploration

Schedule C: Management Discussion

- See Attached

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2002

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

The Company is a venture company whose shares are listed and called for trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange). During the quarter ended June 30, 2002, the Company continued preliminary exploration of its Platinum/ Palladium projects.

Exploration and development expenditures of $90,012 on the Buck Lake and Wakinoo Lake Projects were incurred during the quarter ended June 30, 2002. The Company incurred a net loss of $177,215 ($0.02 per share) for the nine months ended June 30, 2002 compared to a net loss of $168,984 ($0.02 per share) for the corresponding period ended June 30, 2001.

RESOURCE PROPERTIES

The Company is active in acquiring, exploring and developing properties with Platinum Group Element (PGE) mineralization. The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles mine, is found within Archean mafic to ultramafic intrusions which are considered by geologists to form a circular structure in the area approximately 30 km diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located on this structure.

Buck Lake Project Claims – Ontario

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles palladium mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Company optioned the initial claims from two prospectors in March 1998. The terms of the property agreement include the Company paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake Ventures may purchase for $500,000.

In connection with a former joint venture agreement for the development of the property a third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Company announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Company in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

The Lac des Iles deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a

local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.89 g/t Platinum, 4.83 g/t Palladium, 0.64 g/t Gold, 0.85% Copper and 0.93% Nickel. Additional samples taken from shallow pit blasts assayed at 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% copper and 9.96% nickel.

Trenching at the discovery indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, the Company acquired an interest in the Bo Lake Property, another PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles palladium mine and 10 km north of the Buck Lake Project.

Under the Option Agreement, the Company may acquire a 100% interest in the Bo Lake Property by making cash payments totalling $155,000 over 5 years, issuing 100,000 shares and incurring $31,200 in exploration prior the March 12, 2002 with an additional $31,200 in exploration prior to March 12, 2003. The vendor retains a 3.0% NSR, half (1.5%) of which can be purchased at anytime for $1,500,000.

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres. The Company's' consulting geologists consider the Bo Lake Property to be a highly prospective PGE target.

Effective October 26, 2000 the Company entered into a joint venture agreement between it and Pacific Topaz Resources Ltd. Pacific Topaz has been granted an option to acquire up to a 50-per-cent interest in Bo Lake Platinum Group Element (PGE) Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake PGE Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the optionor. The original optionor of the Bo Lake PGE Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion

which hosts the Buck Lake Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.

To earn 100% of the property, subject to a 2.0% NSR, the Company was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Property – Ontario

Also in November 2001, the Company entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Company's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

To earn 100% of the property, subject to a 2.0% NSR, the Company was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Tib Lake Property – Ontario

On January 22, 2002 the Company announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Tib Lake Platinum/Palladium property from North American Palladium Ltd.

The Tib Lake Project which comprises 17 unpatented mineral claims (114 claim units) is located on the second largest intrusion in the Lac des Iles area. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Company's Buck Lake property.

Under the terms of the agreement the Company can earn a 100% interest in the Tib Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Company being the initial operator.

Wakinoo Lake Property - Ontario

On January 22, 2002 the Company announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Wakinoo Lake Platinum/Palladium property from North American Palladium Ltd.

The Wakinoo Lake Project, which comprises 16 unpatented mineral claims (95 claim units) is located 25 km southwest of the Lac des Iles Mine. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium Mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Company's Buck Lake property.

Under the terms of the agreement the Company can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. The option agreement was subject to the mobilization of drill equipment, which has now occurred. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Company being the operator initially.

FINANCING

STOCK OPTIONS

On May 14, 2002, stock options to purchase 50,000 shares of the Issuer were exercised by a non-executive Director at an exercise price of $0.15 per share. The market price at the time of the exercise was $0.30.

RELATED PARTY TRANSACTIONS

During the quarter ended June 30, 2002, the Company incurred $42,886 in related party transactions. Of this amount $20,000 was for consulting fees, $15,000 for management fees and the remainder for interest.

MANAGEMENT

The Company's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw and D. Dicaire. Mr. R. Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

OUTLOOK

The Company intends to proceed with the exploration and development of all its properties. The Company also continues to seek out additional acquisitions.

82-1669



03 JUL -9 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	September 30, 2002	2002/11/26

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/11/26

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/11/26

BUCK LAKE VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002 and 2001

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.

CONSOLIDATED BALANCE SHEETS
September 30, 2002 and December 31, 2001
(Unaudited – Prepared by Management)

ASSETS

	September 30, 2002	December 31, 2001
Current		
Cash and cash equivalents	$ -	$ 8,713
Accounts receivable and advances	**12,658**	34,529
Marketable securities	**12,000**	12,000
Prepaid expense	**2,736**	8,835
	$ 27,394	$ 64,077
Capital Assets – Note 3	**26,275**	31,134
Resource property costs – Schedule B: Note 1	**928,235**	792,850
	$ 981,904	$ 888,061

LIABILITIES

	September 30, 2002	December 31, 2001
Current		
Bank overdraft	**$ 5,057**	$ -
Accounts payable – Note 4	**801,739**	640,925
Advances payable	**6,332**	5,790
	$ 813,128	$ 646,715

SHAREHOLDERS' EQUITY (DEFICIENCY)

	September 30, 2002	December 31, 2001
Share capital – Note 2	**5,532,673**	5,302,438
Share subscriptions	-	65,000
Deficit	**(5,363,897)**	(5,126,092)
	$ 168,776	$ 241,346
	$ 981,904	$ 888,061

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Douglas Brooks"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited - Prepared by Management)

	3rd QUARTER Nine-month period Ended September 30	
	2002	2001
DEFICIT, BEGINNING OF THE PERIOD	**$ 5,126,092**	$ 4,632,927
NET LOSS	**237,805**	351,866
DEFICIT, END OF THE PERIOD	**$ 5,363,897**	$ 4,984,793

BUCK LAKE VENTURES LTD.

CONSOLIDATED STATEMENTS OF LOSS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)

	Three Months Ended September 30 2002	Nine Months Ended September 30 2002	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
dministrative Expenses				
Amortization	$ 1,771	$ 5,313	$ 1,553	$ 1,553
Consulting	-	-	2,500	2,500
Interest and bank charges	5,869	18,974	7,074	39,292
Investor relations	-	-	-	8,750
Filing fees	7,100	13,209	8,756	18,095
Professional fees	10,585	59,958	104,003	132,997
Office and miscellaneous	1,905	18,042	17,793	33,251
Management fees – Note 2	7,500	22,500	7,500	22,500
Rent	10,500	31,500	10,500	31,500
Shareholder communication fees	9,000	29,000	9,000	27,000
Transfer agent	898	4,449	2,536	3,872
Travel & promotion	5,929	35,334	12,685	33,404
et loss before Other	$ 61,057	$ 238,279	$ 183,900	$ 354,714
Other				
Interest and miscellaneous income	(467)	(474)	(1,018)	(2,848)
et loss for the period	$ 60,590	$ 237,805	$ 182,882	$ 351,866
oss per share	$ 0.01	$ 0.02	$ 0.02	$ 0.03

BUCK LAKE VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended September 30 2002	**Nine Months Ended September 30 2002**	Three Months Ended September 30 2001	Nine Months Ended September 30 2001
Operating Activities				
Net loss for the period	**$ (60,590)**	**$ (237,805)**	$ (182,882)	$ (351,866)
Charges to income not affecting cash:				
Amortization	**1,771**	**5,313**	1,553	1,553
	(58,819)	**(232,492)**	(181,329)	(350,313)
Changes in non-cash working capital balances related to operations:				
Accounts receivable and advances	**13,401**	**21,871**	(90,594)	(108,268)
Prepaid expense	**6,099**	**6,099**	375	(375)
Accounts payable	**40,391**	**160,814**	(108,410)	(268,939)
	1,072	**(43,708)**	(379,958)	(727,895)
Investing Activities				
Acquisition costs	**(30,000)**	**(30,000)**	(100,050)	(120,000)
Capital assets purchase	**-**	**(454)**	(26,261)	(38,429)
Deferred exploration expenses	**(15,373)**	**(105,385)**	(75,830)	(186,306)
	(45,373)	**(135,839)**	(202,141)	(344,735)
Financing Activities				
Common shares issued	**30,000**	**230,235**	517,750	670,650
Increase in loan payable	**-**	**-**	-	50,000
Advances payable	**430**	**542**		
Share subscriptions received	**-**	**(65,000)**		
	30,430	**165,777**	517,750	720,650
Increase (Decrease) in cash during the period	**(13,871)**	**(13,770)**	(64,349)	(351,980)
Cash, beginning of the period	**8,814**	**8,713**	151,769	439,400
Cash, end of the period	**$ (5,057)**	**$ (5,057)**	$ 87,420	$ 87,420

BUCK LAKE VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 and 2001
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine months ended September 30, 2002 financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2001 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2001 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	Number of shares	$
Balance, December 31, 2000	9,195,196	4,353,663
Pursuant to the property payment	16,666	6,500
Pursuant to the property termination agreement	750,000	248,626
Pursuant to the exercise of stock options at $0.15	10,000	1,500
Pursuant to the exercise of stock options at $0.21	215,000	45,150
Pursuant to the private placement at $0.25	1,400,000	350,000
Pursuant to the private placement at $0.35	857,142	299,999
Pursuant to the property payment	60,000	15,000
Less: finders fees	-	(18,000)
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Balance March 31, 2002	13,076,551	5,495,173
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Balance June 30, 2002	13,126,551	5,502,673
Pursuant to the property payment at $0.40	75,000	30,000
Balance September 30, 2002	13,201,551	$ 5,532,673

Note 2 Share Capital – cont'd

At September 30, 2002, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled.

(c) Commitments:

Share Purchase Warrants

At September 30, 2002, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
857,143	$0.23	October 24, 2002
600,000	$0.33	May 22, 2003
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
485,714	$0.50	February 4, 2004
3,599,999		

Subsequent to September 30, 2002, 857,143 share purchase warrants expired unexercised on October 24, 2002.

Share Purchase Options

The company has granted share purchase options to directors and employees of the company to purchase common shares of the company. These options are granted with an exercise price equal to the market price of the company's stock at the date of the grant. The summary of the status of the stock option plan as of September 30, 2002 and changes for the periods ending on those dates is as follows:

	#	Weighted Average Price
Options exercisable and outstanding December 31, 2001	1,314,400	$ 0.27
Exercised	(56,833)	$ 0.21
Exercised	(30,000)	$ 0.36
Expired	(566,972)	$ 0.17
Options exercisable and outstanding, September 30, 2002	660,595	$ 0.35

Note 2 Share Purchase Options – (cont'd)

At September 30, 2002 there were 660,595 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
81,714	$0.21	February 8, 2003
289,500	$0.40	July 6, 2003
289,381	$0.36	October 17, 2003
660,595		

Note 3 Capital Assets

	2002			December 31 2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 2,997	$ 5,937	$ 7,207
Furniture and fixtures	16,585	3,897	12,688	14,927
Office equipment	10,000	2,350	7,650	9,000
	$ 35,519	$ 9,244	$ 26,275	$ 31,134

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	2002	2001
Interest	$ 7,550	$ 17,228
Management fees	22,500	22,500
Shareholder communication fees	29,000	27,000
	$ 59,050	$ 66,728

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2002, accounts payable includes $145,563 (2001: $38,496) due to directors of the company or companies with directors in common.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

______	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	September 30, 2002	2002/11/26

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2002/11/26

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/11/26

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2002

Schedule A: Financial Statements

- See consolidated financial statements attached

Schedule B: Supplementary Information

1. (a) *General and Administrative expenses*
   For the current fiscal year-to-date:

   - See consolidated financial statements attached

   (b) Deferred exploration costs:

Buck Lake Claims	December 31, 2001	Additions	September 30 2002
Acquisition Costs			
Cash	$ 65,000	$ -	$ 65,000
Shares	9,000	-	9,000
Consulting -cash	100,000	-	100,000
Option payments received			
- cash	(17,500)	-	(17,500)
- shares	(5,500)	-	(5,500)
	$ 151,000	$ -	$ 151,000
Deferred Exploration Costs			
Assays	18,174	1,402	19,576
Field costs	459,921	-	459,921
Geological consulting	8,066	48,750	56,816
Line cutting	4,246	-	4,246
Mapping	47,454	-	47,454
Reporting	48,625	-	48,625
Staking	3,164	-	3,164
Option payments received	(231,125)	-	(231,125)
Option payments - shares	231,125	-	231,125
	$ 589,650	$ 50,152	$ 639,801
Total Buck Lake Claims	**$ 740,650**	**$ 50,152**	**$ 790,802**
Bo Lake and BL Claims			
Acquisition Costs			
Cash	17,525	-	17,525
Shares	27,000	30,000	57,000
Option payment - shares	(40,000)		(40,000)
	$ 4,525	$ 30,000	$ 34,525

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
June 30, 2002

Schedule B: Supplementary Information - Page 2

1. Analysis of expenses and deferred costs - (continued)

Deferred exploration costs:

	December 31, 2001	Additions	September 30 2002
Deferred Exploration Costs			
Assay	769	-	769
Field costs	16,831	-	16,831
Reporting	5,075	-	5,075
	$ 22,675	$ -	$ 22,675
Total Bo Lake & BL Claims	**$ 27,200**	**$ 30,000**	**$ 57,200**
East Dog River Claims			
Acquisition Costs			
Cash	5,000	-	5,000
Shares	7,500	-	7,500
Total East Dog River Claims	**$ 12,500**	**$ -**	**$ 12,500**
Mirage Lake Claims			
Acquisition Costs			
Cash	5,000	-	5,000
Shares	7,500	-	7,500
Total Mirage Lake Claims	**$ 12,500**	**$ -**	**$ 12,500**
Wanikoo Lake Claims			
Deferred Exploration Costs			
Assays	-	5,200	5,200
Geological consulting	-	17,270	17,270
Drilling	-	32,763	32,763
Total Wanikoo Lake Claims	**$ -**	**$ 55,233**	**$ 55,233**
Total Resource Prop. Costs	**$ 792,850**	**$ 135,385**	**$ 928,235**

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2002

Schedule B: Supplementary Information - Page 3

2. *Related party transactions*

   Aggregate amount of expenditures made to parties not at arm's-length: $ 59,050

3. *Summary of securities issued and options granted during the quarter*

   (a) The following common shares were issued during the quarter:

Date of Issue	Type	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission
July 8, 2002	Shares	75,000	$0.40	$ 30,000	Property	N/A

   (b) Options granted during the quarter: Nil

4. *Summary of securities as at September 30, 2002 :*

   a) Authorized share capital - 100,000,000 common shares without par value.

   b) A total of 13,201,551 shares have been issued for a total of $5,532,673

   c) Options, warrants and convertible securities outstanding as at September 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	81,714	$0.21	February 8, 2003
Options	289,500	$0.40	July 6, 2003
Options	289,381	$0.36	October 17, 2003
Warrants	857,143	$0.23	October 24, 2002
Warrants	600,000	$0.33	May 22, 2003
Warrants	800,000	$0.33	August 8, 2003
Warrants	857,142	$0.50	August 8, 2003
Warrants	485,714	$0.50	February 4, 2004

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2002

Schedule B: Supplementary Information - Page 4

d) As at September 30, 2002, 250,000 common shares were held in escrow by the company's transfer agent.

5. *List of directors and officers as of September 30, 2002:*

R. Roland	Director/President
L. Drinovz	Director/ Assistant Corporate Secretary
D. Brooks	Director
K.Shaw	Director
D. Dicaire	Director
J.Rizzuti	Corporate Secretary
A Pauwels	Vice President, Exploration

Schedule C: Management Discussion
- See Attached

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2002

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

The Company is a venture company whose shares are listed and called for trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange). During the quarter ended September 30, 2002, the Company continued preliminary exploration of its Platinum/ Palladium projects.

Exploration and development expenditures of $45,373, principally on the Tib Lake and Wakinoo Lake Projects, were incurred during the quarter ended September 30, 2002. The Company incurred a net loss of $237,805 ($0.02 per share) for the nine months ended September 30, 2002 compared to a net loss of $351,866 ($0.03 per share) for the corresponding period ended September 30, 2001.

RESOURCE PROPERTIES

The Company is active in acquiring, exploring and developing properties with Platinum Group Element (PGE) mineralization. The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles mine, is found within Archean mafic to ultramafic intrusions which are considered by geologists to form a circular structure in the area approximately 30 km diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located on this structure.

Buck Lake Project Claims – Ontario

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles palladium mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Company optioned the initial claims from two prospectors in March 1998. The terms of the property agreement include the Company paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Buck Lake Ventures may purchase for $500,000.

In connection with a former joint venture agreement for the development of the property a third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Company announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Company in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

The Lac des Iles deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a

local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.89 g/t Platinum, 4.83 g/t Palladium, 0.64 g/t Gold, 0.85% Copper and 0.93% Nickel. Additional samples taken from shallow pit blasts assayed at 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% copper and 9.96% nickel.

Trenching at the discovery indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, the Company acquired an interest in the Bo Lake Property, another PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles palladium mine and 10 km north of the Buck Lake Project.

Under the Option Agreement, the Company may acquire a 100% interest in the Bo Lake Property by making cash payments totalling $155,000 over 5 years, issuing 100,000 shares and incurring $31,200 in exploration prior the March 12, 2002 with an additional $31,200 in exploration prior to March 12, 2003. The vendor retains a 3.0% NSR, half (1.5%) of which can be purchased at anytime for $1,500,000.

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres. The Company's' consulting geologists consider the Bo Lake Property to be a highly prospective PGE target.

Effective October 26, 2000 the Company entered into a joint venture agreement between it and Pacific Topaz Resources Ltd. Pacific Topaz has been granted an option to acquire up to a 50-per-cent interest in Bo Lake Platinum Group Element (PGE) Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake PGE Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the optionor. The original optionor of the Bo Lake PGE Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

East Dog River Property – Ontario

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion

which hosts the Buck Lake Discovery.

In August a short prospecting campaign confirmed that the area of the claims to be underlain by mafic intrusions similar to the Buck Lake and Lac des Isles Intrusive complexes. The Company intends to sample, prospect and map the East Dog in more detail.

To earn 100% of the property, subject to a 2.0% NSR, the Company was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Property – Ontario

Also in November 2001, the Company entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Company's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

In late June the company completed prospecting, mapping and rock sampling over a portion of the claims. Mapping indicated only 1% outcrop in the area. One grab sample returned 0.20% Cu and 1.33% Zn and so confirmed the base metal potential of this property. Further study of the results is planned to correlate geology and Airborne EM surveys, indicating abundant conductors , available from Operation Treasure Hunt for this area.

To earn 100% of the property, subject to a 2.0% NSR, the Company was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred.

Tib Lake Property – Ontario

On January 22, 2002 the Company announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Tib Lake Platinum/Palladium property from North American Palladium Ltd.

The Tib Lake Project which comprises 17 unpatented mineral claims (114 claim units) is located on the second largest intrusion in the Lac des Iles area. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultra-mafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Company's Buck Lake property.

In June, 6 days were spent prospecting the north-central portion of the property where airborne EM suveys by the Ontario Government (Operation Treasure Hunt) delineated several conductors, potentially zones of massive sulphides. The area was found to be largely underlain by overburden and no outcrop of the conductors was located. It was concluded that only drilling will be able to test these conductors.

Under the terms of the agreement the Company can earn a 100% interest in the Tib Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $500,000 in exploration expenditures over 5 years. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Company being the initial operator.

Wakinoo Lake Property - Ontario

On January 22, 2002 the Company announced it had entered into an option agreement for the acquisition of up to a 100% interest in the Wakinoo Lake Platinum/Palladium property from North American Palladium Ltd.

The Wakinoo Lake Project, which comprises 16 unpatented mineral claims (95 claim units) is located 25 km southwest of the Lac des Iles Mine. It is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure includes the Lac des Iles Palladium Mine operated by North American Palladium Ltd., and the recent high-grade palladium/nickel discovery at the Company's Buck Lake property.

In March the Company completed two drill holes on the southeren part of the property. Low grade Pd and Pt mineralization was intersected. This summer a prospecting and sampling campaign was completed over the Demars lake intrusion in the northern part of the property. Sampling returned values up to 2.85 g/t, combined Pd+Pt (grab sample) confirming the mineral potential of the Demars Lake area. Magnetic and Electromagnertic surveys are recommended.

Under the terms of the agreement the Company can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration expenditures over 5 years. The option agreement was subject to the mobilization of drill equipment, which has now occurred. North American Palladium Ltd. has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If North American Palladium Ltd. exercises the back in right, a joint venture will be formed with the Company being the operator initially.

RELATED PARTY TRANSACTIONS

During the quarter ended September 30, 2002, the Company incurred $59,050 in related party transactions. Of this amount $29,000 was for consulting fees, $22,500 for management fees and the remainder for interest.

MANAGEMENT

The Company's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw and D. Dicaire. Mr. R. Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

OUTLOOK

The Company intends to proceed with the exploration and development of all its properties. The Company also continues to seek out additional acquisitions.

82-1669



British Columbia
Securities Commission

03 JUL -8 AM 7:21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	March 31, 2003	2003/05/30

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	RAYMOND ROLAND	2003/05/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Renee Brickner"	RENEE BRICKNER	2003/05/30

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2002

(Unaudited - Prepared by Management)

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2003 and December 31, 2002
(Unaudited – Prepared by Management)

ASSETS

	(Unaudited) March 31, 2003	(Audited) December 31, 2002
Current		
Cash	$ 219	$ 525
Accounts receivable	17,986	14,870
Marketable securities	8,000	8,000
Prepaid expense	16,446	14,495
	42,651	37,890
Capital Assets – Note 3	23,208	24,573
Resource property costs – Schedule B: Note 1	869,264	869,264
	$ 935,123	$ 931,727

LIABILITIES

Current		
Accounts payable – Note 4	$ 547,815	$ 520,949
Due to related parties	234,820	203,429
Advances payable	6,524	6,524
Loans payable	198,996	198,996
	988,155	929,898

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	5,532,673	5,532,673
Deficit	(5,585,705)	(5,530,844)
	(53,032)	1,829
	$ 935,123	$ 931,727

APPROVED BY DIRECTORS:

"Raymond Roland" Director *"Renee Brickner"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2003	2002
DEFICIT, BEGINNING OF THE PERIOD	$ 5,530,844	$ 5,126,092
NET LOSS	54,861	82,411
DEFICIT, END OF THE PERIOD	$ 5,585,705	$ 5,208,503

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2003	2002
Administrative Expenses		
Amortization	$ 1,364	$ 1,754
Consulting	9,000	9,000
Interest – Note 3	15,452	9,622
Filing fees	650	3,320
Professional fees	2,000	2,500
Office and miscellaneous	795	10,402
Management fees – Note 3	7,500	7,500
Rent	10,500	10,500
Transfer agent	1,491	1,308
Travel & promotion	6,109	26,512
Net loss before other items	(54,861)	(82,418)
Other		
Interest and miscellaneous income	-	7
Net loss for the period	$ (54,861)	$ (82,411)
Loss per share	$ 0.00	$ 0.01

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2003	2002
Operating Activities		
Net loss for the period	$ (54,861)	$ (82,411)
Add (deduct) items not affecting cash:		
Amortization	1,364	1,754
	(53,497)	(80,657)
Changes in non-cash working capital balances related to operations:		
Accounts receivable and advances	(3,116)	5,319
Prepaid expense	(1,951)	-
Accounts payable	26,867	17,941
Due to related parties	31,391	-
	(306)	(57,397)
Investing Activities		
Acquisition of capital assets	-	(464)
Deferred exploration costs	-	(68,148)
	-	(68,612)
Financing Activities		
Common shares issued	-	127,745
Advances payable	-	112
	-	127,857
Increase (Decrease) in cash during the period	(306)	1,848
Cash, beginning of the period	525	8,713
Cash, end of the period	$ 219	$ 10,561

BUCK LAKE VENTURES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2003
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Share Capital

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, December 31, 2000	9,195,196	4,353,663
Pursuant to the property payment	16,666	6,500
Pursuant to the property termination agreement	750,000	248,626
Pursuant to the exercise of stock options at $0.15	10,000	1,500
Pursuant to the exercise of stock options at $0.21	215,000	45,150
Pursuant to the private placement at $0.25	1,400,000	350,000
Pursuant to the private placement at $0.35	857,142	299,999
Pursuant to the property payment	60,000	15,000
Less: finders fees	-	(18,000)
Balance December 31, 2001	12,504,004	5,302,438
Pursuant to the private placement at $0.35	485,714	170,000
Pursuant to the exercise of stock options at $0.15	50,000	7,500
Pursuant to the exercise of stock options at $0.21	56,833	11,935
Pursuant to the exercise of stock options at $0.36	30,000	10,800
Pursuant to resource property acquisition at $0.40	75,000	30,000
Balance December 31, 2002 and March 31, 2003	13,201,551	5,532,673

Note 2 Share Capital – cont'd

At March 31,2002, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled. As of March 31, 2003 these shares were not released and are subject to cancellation.

(c) Commitments:

Share Purchase Warrants

At March 31, 2003, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
600,000	$0.33	May 22, 2003
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
485,714	$0.50	February 4, 2004
6,676,922		

Subsequent to March 31, 2003, 600,000 share purchase warrants exercisable at $0.33 per share expired.

Share Purchase Options

The company has granted share purchase options to directors and employees of the company to purchase common shares of the company. These options are granted with an exercise price equal to the market price of the company's stock at the date of the grant. The summary of the status of the stock option plan as of March 31, 2003 and 2002 and changes for the periods ending on those dates is as follows:

	March 31, 2003		March 31, 2002	
	#	Weighted Average Price	#	Weighted Average Price
Options exercisable and outstanding, beginning of the period	660,595	$ 0.36	1,314,400	$ 0.27
Exercised	-		(56,833)	$ 0.21
Exercised	-		(30,000)	$ 0.36
Expired	(81,714)	$ 0.21	(206,000)	$ 0.21
Options exercisable and outstanding, end of the period	578,881	$ 0.38	1,021,567	$ 0.24

Note 2 Share Purchase Options – (cont'd)

At March 31, 2003 there were 578,881 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
289,500	$0.40	July 6, 2003
289,381	$0.36	October 17, 2003
578,881		

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 3,910	$ 5,024	$ 7,104
Furniture and fixtures	16,585	5,241	11,344	14,180
Office equipment	10,000	3,160	6,840	8,550
	$ 35,519	$ 12,311	$ 23,208	$ 29,834

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2003	2002
Interest	$ 4,504	$ 6,469
Management fees	7,500	7,500
Consulting	9,000	9,000
	$ 21,004	$ 22,969

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2003, marketable securities include $6,000 (2002: $8,000) in shares of companies with common directors.

Note 4 Related Party Transactions – (cont'd)

At March 31, 2003, amounts due to related parties include $234,820 (2001: $170,195) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Loans payable at March 31, 2003 includes $23,900 due to a director of the Company.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BUCK LAKE VENTURES LTD.	March 31, 2003	2003/05/30

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 682-7159

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 682-7159

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@bucklakeventures.com	www.bucklakeventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	RAYMOND ROLAND	2003/05/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Renee Brickner"	RENEE BRICKNER	2003/05/30

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
March 31, 2003

Schedule A: Financial Statements

– See interim consolidated financial statements attached

Schedule B: Supplementary Information

1. (a) *General and Administrative expenses*
For the current fiscal year-to-date:

- See interim consolidated financial statements attached

(b) Deferred exploration costs:

Buck Lake Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance March 31, 2003
Acquisition Costs					
Cash	$ 65,000	$ -	$ 65,000	$ -	$ 65,000
Shares	9,000	-	9,000	-	9,000
Consulting – cash	100,000	-	100,000	-	100,000
Option payments					
– cash	(17,500)	-	(17,500)	-	(17,500)
– shares	(5,500)	-	(5,500)	-	(5,500)
	151,000	-	151,000	-	151,000
Deferred Exploration Costs					
Assays	18,174	1,402	19,576	-	19,576
Equipment rental	54,659	-	54,659	-	54,659
Field costs	405,262	-	405,262	-	405,262
Geological consulting	8,066	28,942	37,008	-	37,008
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	48,625	-	48,625	-	48,625
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	589,650	30,344	619,994	-	619,994
	740,650	30,344	770,994	-	770,994
Bo Lake and BL Claims					
Acquisition Costs					
Cash	17,525	-	17,525	-	17,525
Shares	27,000	30,000	57,000	-	57,000
Option payment – shares	(40,000)	-	(40,000)	-	(40,000)
	4,525	30,000	34,525	-	34,525
Deferred Exploration Costs					
Assays	769	-	769	-	769
Field costs	16,831	-	16,831	-	16,831
Geological consulting	-	3,600	3,600	-	3,600
Reporting	5,075	-	5,075	-	5,075
	22,675	3,600	26,275	-	26,275
	27,200	33,600	60,800	-	60,800

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
March 31, 2003

Schedule B: Supplementary Information - Page 2

1. *Analysis of expenses and deferred costs - (continued)*

Deferred exploration costs:

East Dog River Claims	Balance December 31, 2001	(Reductions) Additions	Balance December 31, 2002	(Reductions) Additions	Balance March 31, 2003
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	3,961	3,961	-	3,961
	12,500	3,961	16,461	-	16,461
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred Exploration Costs					
Geological consulting	-	8,509	8,509	-	8,509
	12,500	8,509	21,009	-	21,009
Tib Lake Claims					
Deferred exploration costs					
Geological	-	9,507	9,507	-	9,507
	-	9,507	9,507	-	9,507
Write-off of exploration costs	-	(9,507)	(9,507)	-	(9,507)
	-	-	-	-	-
Wakinoo Lake Claims					
Deferred exploration costs					
Assays	-	5,991	5,991	-	5,991
Consulting	-	5,437	5,437	-	5,437
Drilling	-	32,765	32,765	-	32,765
Geological consulting	-	21,261	21,261	-	21,261
	-	65,454	65,454	-	65,454
Write-off of exploration costs	-	(65,454)	(65,454)	-	(65,454)
	-	-	-	-	-
	$ 792,850	$ 76,414	$ 869,264	$ -	$ 869,264

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
March 31, 2003

Schedule B: Supplementary Information - Page 3

2. *Related party transactions*

   Aggregate amount of expenditures made to parties not at arm's-length: $ 21,004

3. *Summary of securities issued and options granted during the quarter*

   (a) Common shares issued during the quarter: Nil

   (b) Options granted during the quarter: Nil

4. *Summary of securities as at March 31, 2003 :*

   a) Authorized share capital - 100,000,000 common shares without par value.

   b) A total of 13,201,551 shares have been issued for a total of $5,532,673

   c) Options, warrants and convertible securities outstanding as at March 31, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	289,500	$0.40	July 6, 2003
Options	289,381	$0.36	October 17, 2003
Warrants	600,000	$0.33	May 22, 2003
Warrants	800,000	$0.33	August 8, 2003
Warrants	857,142	$0.50	August 8, 2003
Warrants	485,714	$0.50	February 4, 2004

   d) As at March 31, 2003, 250,000 common shares were held in escrow by the company's transfer agent. These shares were not released and are subject to cancellation.

5. *List of directors and officers as of March 31, 2003:*

R. Roland	Director/President
L. Drinovz	Director/ Assistant Corporate Secretary
D. Brooks	Director
K.Shaw	Director
D. Dicaire	Director
J.Rizzuti	Corporate Secretary
A Pauwels	Vice President, Exploration
R. Brickner	Director

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
March 31, 2003

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Buck Lake Ventures Ltd. ("the Issuer") incurred a net loss of $54,861 ($0.00 per share) for the three months ended March 31, 2003, compared to a net loss of $82,418 ($0.01 per share) for the three months ended March 31, 2002. The decrease in loss resulted from a decrease in general and administrative expenses.

RESOURCE PROPERTIES

The Issuer is actively acquiring interests in and exploring resources exploration properties. In particular for the past several years the Issuer has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

The Issuer is currently in negotiations to acquire interest in several gold properties in northwestern Ontario. In addition, the Issuer is actively reviewing several gold and silver properties for acquisition and subsequent exploration in Ontario, British Columbia, Yukon and South America.

Buck Lake Project Claims – Ontario

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Issuer considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure. In 2002 the Issuer's exploration for PGE mineralization has focused on what it considers to be its best prospect Buck Lake, and other exploration at the Tib Lake and Wakinoo.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 128 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery

yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

The Issuer optioned the initial claims from two prospectors. The terms of the property agreement include the Issuer paying to the prospectors $250,000 over five years, issuing to the prospectors 66,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which the Issuer may purchase for $500,000. The Issuer has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

A third party holds a one-time option to acquire a 10% participating interest in the Buck Lake Property to be exercised within 60 days of the Issuer announcing a program to undertake a formal feasibility study on the Buck Lake Property. The option to acquire the 10% participating interest can be exercised by making a payment to the Issuer in the amount of 20% of all expenditures of any kind made or incurred in connection with the Buck Lake Property.

The Issuer is planning a drill program to test identified drill targets on the Buck Lake Intrusion in the summer of 2003.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, the Issuer acquired an interest in the Bo Lake Property, another potential PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles Palladium Mine and 10 km north of the Buck Lake Project.

Under the Option Agreement, the Issuer may acquire a 100% interest in the Bo Lake Property by making cash payments totalling $155,000 over 5 years, issuing 100,000 shares and incurring $31,200 in exploration prior the March 12, 2002 with an additional $31,200 in exploration prior to March 12, 2003. The vendor retains a 3.0% NSR, half (1.5%) of which can be purchased at anytime for $1,500,000. The Issuer has completed the expenditure requirements called for in the property Option Agreement.

The Bo Lake Property consists of 109 claim units totalling 17.44 square kilometres.

Work on the Bo Lake Property has included reconnaissance mapping/sampling and trenching/sampling in an attempt to locate potential PGE bearing mafic to ultra-mafic intrusive units.

Most of the work was carried out during the summer of 2001. Prospecting during 2001 identified a possible pyroxenite unit that was later uncovered using an excavator. Following trenching it was discovered that the intrusive unit contained compositional variations of which a small portion appeared as ultra-mafic. Selective sampling during 2001 and 2002 of the trenches and other areas were unsuccessful in identifying notable PGE mineralization.

The Bo Lake Property remains an exploration target for a mafic to ultra-mafic intrusive unit. The property contains an airborne magnetic anomaly with coincident EM conductors that have yet to be fully explored by the Issuer's exploration team.

Effective October 26, 2000 the Issuer entered into a joint venture agreement with Pacific Topaz Resources Ltd. Pacific Topaz was granted an option to acquire up to a 50% interest in the Bo Lake Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay all future property payments to the Issuer. The original optionor of the Bo Lake Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000.

On April 8, 2003 Pacific Topaz announced its decision to terminate the Bo Lake Joint Venture Agreement. The Issuer currently holds an option to acquire a 100 % interest, subject to 3 % NSR, in the Bo Lake Property and is seeking joint venture partners to continue with this project.

East Dog River Property – Ontario

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Issuer's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Issuer intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Property– Ontario

Also in November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

To earn 100% of the property, subject to a 2.0% NSR, the Issuer was required to issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the TSX Venture Exchange. These payments and share issuances have occurred. The East Dog River Property consists of 18 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Tib Lake Property and Wakinoo Property Areas – Ontario

In January, 2002 the Issuer announced it had entered into option agreements for the acquisition of up to a 100% interest in both the Tib Lake and Wakinoo Lake Platinum/Palladium properties. After reviewing exploration results and determining that further exploration expenditures on these properties were unwarranted, in January 2003 the Issuer subsequently announced its decision to drop the Tib Lake Property and on April 30, 2003 the Issuer announced its decision to terminate its option to acquire an interest in the Wakinoo Lake Project as a result of exploration results.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2003, the Issuer incurred $21,004 in related party transactions. Of this amount $9,000 was for consulting fees, $7,500 for management fees and the remainder for interest.

MANAGEMENT

The Issuer's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz, K. Shaw, D. Dicaire and Renee Brickner. Mr. R. Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Issuer during the year.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations

OUTLOOK

The Issuer is seeking funding for the drilling of several exploration targets on the Buck Lake Property. The Issuer is seeking to acquire interest in gold and other precious metals properties.

82-1669

BUCK LAKE VENTURES LTD.

03 JUL -8 AM 7:21

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
October 8, 2002

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. (BUC) is pleased to announce continuing exploration at its Wakinoo PGE Property. The Wakinoo Property, which comprises 95 claim units, is located north of Thunder Bay in Ontario and 25 km southwest of the Lac Des Iles Palladium Mine.

The Wakinoo Intrusion is part of the 'Ring of Fire' – a 30 km circular feature of mafic to ultramafic intrusions in the Lac des Iles PGE area of Ontario. This important geologic structure hosts the Lac des Iles Palladium mine operated by North American Palladium Ltd.

The Ring of Fire also hosts the recent high-grade palladium/nickel discovery at BUC's Buck Lake property.

Prior to BUC's optioning of the Wakinoo Property from North American Palladium earlier this year, PDL's exploration indicated the presence of platinum group metals in locally varied-textured gabbroic rocks. BUC has completed two (2) diamond drill holes totalling 413 m. The two holes tested the continuation of significant PGM mineralization intercepted by PDL (42.97 metres grading 0.72 g/t Pt+Pd). The drill program intersected vari-textured gabbro with long sections of disseminated chalcopyrite and pyrrhotite. Maximum sulphide contents observed were 3% by volume. Significant mineralization was intersected in hole #1 from 70.92m to 79.5m: 0.46 g/t palladium over a core length of 8.56 meters.

BUC has now completed a systematic mapping/sampling program on the Demars Lake Intrusive body located within the north portion of the Wakinoo Property, 4.5 km north of the 2002 drilling. Previous work returned values up to 2.49 g/t combined platinum/palladium over 1.6 m on surface with individual grab samples up to 3.70 g/t combined platinum/palladium.

Samples were sent to ALS Chemex Laboratories in North Vancouver and results will be reported when received by BUC.

Under the terms of the agreement BUC can earn a 100% interest in the Wakinoo Lake Project from North American Palladium Ltd., subject to a 2% NSR, by incurring $700,000 in exploration

expenditures over 5 years. PDL has a back in right for a 50% interest in the project by agreeing to pay 200% of exploration costs within two months of its receipt of a final exploration report. If PDL exercises the back in right, a joint venture will be formed with BUC being the initial operator.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
January 7, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

TIB LAKE PROJECT

Buck Lake Ventures Ltd. ("Buck Lake") reports that, after reviewing the results of a sampling and prospecting program completed last summer, has relinquished the Tib Lake Option. Buck Lake initiated an option agreement on the property with a subsidiary of North American Palladium Ltd., in January 2002. Buck Lake retains its' option on the Wakinoo Project (see News Release Oct 7, 2002), also held under an option agreement with North American Palladium Ltd.

Buck Lake now has three properties on the "Ring of Fire"; Buck Lake, Wakinoo and East Dog River. The "Ring of Fire" is a 30 km diameter circular feature of mafic to ultramafic intrusions located near Thunder Bay in Ontario. This geological feature hosts the Lac des Iles Palladium mine operated by North American Palladium Ltd.

BUCK LAKE VENTURES LTD.

Per: 
Andre Pauwels, VP Exploration

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
April 8, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

BO LAKE JOINT VENTURE AGREEMENT TERMINATED

Buck Lake Ventures Ltd. reached an agreement with Pacific Topaz Resources Ltd., whereby Pacific Topaz has surrendered its option on Buck Lake's Bo Lake property in Thunder Bay, Ontario. As a result a Joint Venture Agreement between Pacific Topaz and Buck Lake has been terminated effective April 8, 2003.

BUCK LAKE VENTURES LTD.

Per: "Raymond Roland"
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
April 30, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

WAKINOO LAKE PROJECT

Buck Lake Ventures Ltd. reports that it has terminated its Option with Lac Des Iles Mined Ltd. to acquire an interest in the Wakinoo Lake Project in Northern Ontario.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

BUCK LAKE VENTURES LTD.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
May 2, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

MS. RENEE BRICKNER APPOINTED DIRECTOR

Buck Lake Ventures Ltd. is very pleased to announce the appointment of Ms. Renee Brickner as a director of the Company.

Ms. Brickner is exceptionally familiar with Buck Lake's platinum/palladium/nickel property located on the Buck Lake Intrusion in the Lac des Iles Area, in northwestern Ontario, having worked on the project as a geologist since 1999.

Highlights from the Buck Lake Property include selective samples from blast pits that assayed up to 31.6 grams per ton palladium, 2.82 grams per ton platinum, 9.96% nickel and 1.53% copper, resulting in Buck Lake being approached by major mining companies and exploration companies to acquire an interest in the Buck Lake Property. Buck Lake now intends to conduct exploration drilling this summer on a portion of the identified drill targets.

The Buck Lake Intrusion is a mafic to ultramafic intrusion located on the "Ring of Fire" a geological structure defined by several platinum/palladium bearing intrusive bodies which form a circular feature located within the Lac des Iles Area. This circular structure is home to the Lac des Iles Palladium Mine which contains reported reserves and resources of 159.0 million tonnes grading 1.55 g/t palladium. This mine is owned by North American Palladium Ltd. and is one of two primary producers of palladium in North America.

Intrusions within the "Ring of Fire" have been the target of exploration for platinum/palladium mineralization in the past several years. These intrusions include the Lac des Iles Complex, the Tib Lake, Wakinoo and Dog River intrusions. Exploration, including drilling, on these intrusions has been successful in identifying notable platinum/palladium mineralization.

Geologists believe the Buck Lake Intrusion's exploration results show great potential to host economical platinum/palladium mineralization as well as the potential to host significant nickel mineralization. Sampling on the Buck Lake Intrusion has returned exceptional palladium and

nickel results, some of the highest values identified within the Lac des Iles area. As a result, Buck Lake is focusing on drill testing existing drill targets.

The Buck Lake Intrusion is partially covered by Buck Lake's property. North American Palladium Ltd. holds the remaining known area of the Buck Lake Intrusion. North American Palladium conducted drilling on several geophysical targets on its property in 2003 and has not yet released results from that drilling program.

Buck Lake welcomes Ms. Brickner to the board and looks forward to further exploration at Buck Lake this summer.

BUCK LAKE VENTURES LTD.

Per: "Raymond Roland"
Raymond Roland, President

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
May 20, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

BUCK LAKE REVIEWING GOLD PROSPECTS

Buck Lake Ventures Ltd. is pleased to report that it is currently reviewing several gold exploration prospects in Ontario and British Columbia.

Buck Lake is broadening its exploration targets to gold and other precious metals as a result of strengthening gold prices and economic outlook.

Ontario's exceptionally favourable approach to exploration and mining, its strong investment incentives, extraordinary geology, rich mining history coupled with Buck Lake's discovery success and commitment to PGE exploration on its Buck Lake Property located in the Lac des Iles Area, approximately 100 km northwest of Thunder Bay, Ontario, make Ontario very attractive to Buck Lake for mineral exploration and development.

Buck Lake will provide further details of acquisitions when they occur.

BUCK LAKE VENTURES LTD.

Per: "Renee Brickner"
Renee Brickner, Director

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
May 21, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. announces today the results from its audited annual financial statements for the year ended December 31, 2002. Buck Lake Ventures Ltd. incurred a net loss of $404,752 ($0.03 per share) for the year ended December 31, 2002, as compared to a loss of $493,165 ($0.05 per share) for the year ended December 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to a decrease in general and administrative expenses approximately $100,000 offset by the write-off of property costs ($75,000) and write down of marketable securities.

BUCK LAKE VENTURES LTD.

Per: "Renee Brickner"
Renee Brickner, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
May 30, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

NEWS RELEASE

Buck Lake Ventures Ltd. announces today the results from unaudited interim financial statements for the three-month period ended March 31, 2003. Buck Lake Ventures Ltd. incurred a net loss of $54,861 ($0.00 per share) for the period ended March 31, 2003, as compared to a loss of $82,418 ($0.01 per share) for the period ended March 31, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and promotion.

BUCK LAKE VENTURES LTD.

Per: "Renee Brickner"
Renee Brickner, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
June 16, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

BUCK LAKE OPTIONS THE GWYN GOLD PROPERTY IN NORTHWESTERN ONTARIO

Buck Lake Ventures Ltd. (BUC) is pleased to announce that it has entered into an agreement to acquire a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario.

The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Gearaldton Gold Belt is well known for its extensive mining history including the production of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t.

The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

Regionally, gold mineralization is hosted within all three EM bands to the east and west of the property. These 'bands', dubbed the northern zone, central zone and southern zone contain wide, extensive quartz vein systems which host high grade gold mineralization with associated copper and silver mineralization.

Ontario Ministry records report local mineralization on the property within the southern zone is comprised of several subparallel veins. One vein, uncovered for 50 metres along strike,

reportedly maintained a thickness of 5 metres and remains open in both directions. Chip sampling from the vein returned up to 1.23 oz/ton (38.25 g/t) Au over 2 feet.

Exploration work on the central and northern zones, prior to Buck Lake optioning the property, was minimal though both zones generated stronger, wider and more extensive EM conductors than delineated on the southern zone. It is believed that the previous work on the property only identified areas of abundant outcrop. Exploration work is expected to concentrate on the northern and central zones based on their encouraging geophysics and associated historical results reported along strike of the northern and central zones, to the east and west of the property.

To acquire a 100% interest in the property, Buck Lake Ventures must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003, issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

BUCK LAKE VENTURES LTD.

Per: *"Renee Brickner"*
Renee Brickner, Director

82-1669

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
June 25, 2003

12g3-2(b): 82-1669
Standard & Poor's Listed

$600,000 PRIVATE PLACEMENT

Buck Lake Ventures Ltd. ("Buck Lake") is pleased to announce that it has agreed to a non-brokered private placement of up to $600,000, consisting of flow through and non-flow through units. Each unit will consist of one common share and one share purchase warrant entitling the holder to purchase one additional common share of Buck Lake at $0.25 for two years.

Units issued on a flow through basis will be issued at a price of $0.22 per unit and units issued on a non-flow through basis will be issued at a price of $0.18 per unit.

Buck Lake will use the proceeds of the private placement for exploration and general corporate purposes.

Exploration is expected to include a Phase I drill program on the Buck Lake PGE Property and a Phase I work program on Buck Lake's newly acquired Gwyn Gold Property.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

BUCK LAKE VENTURES LTD.

Per: *"Renee Brickner"*
Renee Brickner, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 8, 2003

Item 3. **Press Release**

Press Release dated April 8, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Joint Venture Agreement between the Issuer and Pacific Topaz Resources Ltd. has been terminated effective April 8, 2003.

Item 5. **Full Description of Material Change**

The Issuer reached an agreement with Pacific Topaz Resources Ltd., whereby Pacific Topaz has surrendered its option on the Issuer's Bo Lake property in Thunder Bay, Ontario. As a result the Joint Venture Agreement between Pacific Topaz and the Issuer has been terminated effective April 8, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of April, 2003.

"Raymond Roland"
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 30, 2003

Item 3. **Press Release**

Press Release dated April 30, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that the property option on Wakinoo Lake is cancelled.

Item 5. **Full Description of Material Change**

The Issuer reports that it has terminated its Option with Lac Des Iles Mined Ltd. to acquire an interest in the Wakinoo Lake Project in Northern Ontario.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of April, 2003.

"Raymond Roland"
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

May 2, 2003

Item 3. Press Release

Press Release dated May 2, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the appointment of Ms. Renee Brickner as a director.

Item 5. Full Description of Material Change

The Issuer announces the appointment of Ms. Renee Brickner as a director of the Issuer.

Ms. Brickner is exceptionally familiar with the Issuer's platinum/palladium/nickel property located on the Buck Lake Intrusion in the Lac des Iles Area, in northwestern Ontario, having worked on the project as a geologist since 1999.

Highlights from the Buck Lake Property include selective samples from blast pits that assayed up to 31.6 grams per ton palladium, 2.82 grams per ton platinum, 9.96% nickel and 1.53% copper, resulting in the Issuer being approached by major mining companies and exploration companies to acquire an interest in the Buck Lake Property. The Issuer now intends to conduct exploration drilling this summer on a portion of the identified drill targets.

The Buck Lake Intrusion is a mafic to ultramafic intrusion located on the "Ring of Fire" a geological structure defined by several platinum/palladium bearing intrusive bodies

which form a circular feature located within the Lac des Iles Area. This circular structure is home to the Lac des Iles Palladium Mine which contains reported reserves and resources of 159.0 million tonnes grading 1.55 g/t palladium. This mine is owned by North American Palladium Ltd. and is one of two primary producers of palladium in North America.

Intrusions within the "Ring of Fire" have been the target of exploration for platinum/palladium mineralization in the past several years. These intrusions include the Lac des Iles Complex, the Tib Lake, Wakinoo and Dog River intrusions. Exploration, including drilling, on these intrusions has been successful in identifying notable platinum/palladium mineralization.

Geologists believe the Buck Lake Intrusion's exploration results show great potential to host economical platinum/palladium mineralization as well as the potential to host significant nickel mineralization. Sampling on the Buck Lake Intrusion has returned exceptional palladium and nickel results, some of the highest values identified within the Lac des Iles area. As a result, the Issuer is focusing on drill testing existing drill targets.

The Buck Lake Intrusion is partially covered by the Issuer's property. North American Palladium Ltd. holds the remaining known area of the Buck Lake Intrusion. North American Palladium conducted drilling on several geophysical targets on its property in 2003 and has not yet released results from that drilling program.

The Issuer welcomes Ms. Brickner to the board and looks forward to further exploration at Buck Lake this summer.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of May, 2003.

"Raymond Roland"
Raymond Roland, President

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 20, 2003

Item 3. **Press Release**

Press Release dated May 20, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that in lieu of the strengthening gold price it has broadened its mineral exploration focus to include gold and silver in addition to its PGE projects.

Item 5. **Full Description of Material Change**

The Issuer reports that it is currently reviewing several gold exploration prospects in Ontario and British Columbia.

The Issuer is broadening its exploration targets to gold and other precious metals as a result of strengthening gold prices and economic outlook.

Ontario's exceptionally favourable approach to exploration and mining, its strong investment incentives, extraordinary geology, rich mining history coupled with the Issuer's discovery success and commitment to PGE exploration on its Buck Lake Property located in the Lac des Iles Area, approximately 100 km northwest of Thunder Bay, Ontario, make Ontario very attractive to the Issuer for mineral exploration and development.

The Issuer will provide further details of acquisitions when they occur.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of May, 2003.

"Renee Brickner"
Renee Brickner, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 21, 2003

0

Item 3. **Press Release**

Press Release dated May 21, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its audited annual financial statements for the year ended December 31, 2002 and financial results for the same period.

Item 5. **Full Description of Material Change**

Buck Lake Ventures Ltd. announces today the results from its audited annual financial statements for the year ended December 31, 2002. Buck Lake Ventures Ltd. incurred a net loss of $404,752 ($0.03 per share) for the year ended December 31, 2002, as compared to a loss of $493,165 ($0.05 per share) for the year ended December 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to a decrease in general and administrative expenses approximately $100,000 offset by the write-off of property costs ($75,000) and write down of marketable securities.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **<u>Senior Officers</u>**

Raymond Roland, President - (604) 682-7159.

Item 9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of May, 2003.

"Renee Brickner"
Renee Brickner, Director

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 30, 2003

Item 3. **Press Release**

Press Release dated May 30, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the three-month period ended March 31, 2003 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its unaudited interim financial statements for the three-month period ended March 31, 2003. The Issuer incurred a net loss of $54,861 ($0.00 per share) for the period ended March 31, 2003, as compared to a loss of $82,418 ($0.01 per share) for the period ended March 31, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and promotion.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of May, 2003.

"Renee Brickner"
Renee Brickner, Director

82 - 1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 16, 2003

Item 3. **Press Release**

Press Release dated June 16, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces it has entered into an option agreement.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has entered into an agreement to acquire a 100% interest in the Gwyn Lake Gold Property in Northwestern Ontario.

The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Gearaldton Gold Belt is well known for its extensive mining history including the production of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t.

The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF).
The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending subparallel bands of EM conductors lie coincident with two strong east-northeast trending subparallel magnetic anomalies.

These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

Regionally, gold mineralization is hosted within all three EM bands to the east and west of the property. These 'bands', dubbed the northern zone, central zone and southern zone contain wide, extensive quartz vein systems which host high grade gold mineralization with associated copper and silver mineralization.

Ontario Ministry records report local mineralization on the property within the southern zone is comprised of several subparallel veins. One vein, uncovered for 50 metres along strike, reportedly maintained a thickness of 5 metres and remains open in both directions. Chip sampling from the vein returned up to 1.23 oz/ton (38.25 g/t) Au over 2 feet.

Exploration work on the central and northern zones, prior to Buck Lake optioning the property, was minimal though both zones generated stronger, wider and more extensive EM conductors than delineated on the southern zone. It is believed that the previous work on the property only identified areas of abundant outcrop. Exploration work is expected to concentrate on the northern and central zones based on their encouraging geophysics and associated historical results reported along strike of the northern and central zones, to the east and west of the property.
To acquire a 100% interest in the property, the Issuer must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003, issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of June, 2003.

"Renee Brickner"
Renee Brickner, Director

82-1669

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 25, 2003

Item 3. **Press Release**

Press Release dated June 25, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a non- brokered private placement of up to $600,000, consisting of flow through and non-flow through units. Each unit will consist of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.25 for two years.

Units issued on a flow through basis will be issued at a price of $0.22 per unit and units issued on a non-flow through basis will be issued at a price of $0.18 per unit.

The Issuer will use the proceeds of the private placement for exploration and general corporate purposes.

Exploration is expected to include a Phase I drill program on the Buck Lake PGE

Property and a Phase I work program on the Issuer's newly acquired Gwyn Gold Property.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of June, 2003.

"Renee Brickner"
Renee Brickner, Director